Exhibit 99.3

Dear Shareholders,

As I have previously mentioned, Highway Holdings Limited has been experiencing a difficult operating environment for the past several years in China, which has had broad implications for the company and our customers.

We have been working diligently to address the challenges, particularly the erosion of our fundamental business concept which historically has enabled us to provide customers with high quality manufacturing services at the lowest costs through our manufacturing operations in China. However, manufacturing in China has become expensive and burdensome.

Fortunately, our company had the foresight to recognize early on that the tide in China was shifting. In 2012, we established a beach head operation in Myanmar, a country with lower costs than in China and an excellent work force.

Our customers were initially sceptical and were unwilling to accept the risk. We were forced to continue to operate in China and increase prices to our customers to offset the inflationary environment in China. Last year, our customers suddenly realized sales of their products decreased substantially due to the high price of their products. Customer complacency and not being focused on new product development further impacted business for them. Consequently, our business dropped significantly, and production lines were underutilized for a large portion of last year.

As a result of the foresight I mentioned, we were prepared, but our customers did not immediately appreciate Myanmar and our emerging presence there as a viable lower-price option. Initially the customers turned to Eastern Europe, or to heavily subsidized local companies in China.

The consequences to our business were severe, and the untimely passing away of our COO, Holger Will, at the young age of 51, exacerbated the situation. As a result of these and related factors, our financial performance suffered greatly in 2019.

Despite this, we are a resourceful company, and our entrepreneurial spirit has served us well for more than 25 years since we first established roots in China.

We remain cautiously optimistic that business will improve, supported by our ongoing pro-active strategic initiatives, particularly the increasing utilization of our Myanmar complex and the expected cost-savings and competitive advantage it provides for the long term. Our customers are finally beginning to realize that Myanmar and our long-standing relationship are invaluable, and an increasingly attractive solution to the inflationary trends in China. The escalating trade war between the United States and China further enhances the appeal of our expanding capacity and manufacturing capabilities in Myanmar.

Our new management team, particularly in Myanmar, is excited, vibrant and determined to succeed. Our customers appreciate these qualities, and are increasingly receptive to our presence in Myanmar, and our top-quality, lower cost advantage of our services. This is further enhanced by Myanmar’s position as a developing country with international sponsorship and the benefit of preferential tax and duty treatment for most Myanmar-manufactured products.

In short, we are excited to be in the right place at the right time with cost-effective solutions for our customers, and we expect to see financial benefits as a result of the company’s strategic turnaround plans and management’s focus on improving financial performance.

We appreciate the support of our shareholders, customers and employees during these challenging times and look forward to reporting new milestones throughout the new fiscal year.

Sincerely Yours Roland Kohl Chief Executive Officer